July 12, 2006




VIA EDGAR AND HAND DELIVERY

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

               RE:      Zond Windsystem Partners, Ltd. Series 85-A
                        Amendment No. 3 to its Registration Statement on Form 10
                        --------------------------------------------------------
                        filed June 12, 2006, File No. 0-51874
                        -------------------------------------

Dear Mr. Owings:


     On behalf of Zond Windsystem Partners, Ltd. Series 85-A, a California limited partnership (the "Partnership"), enclosed is a copy of Amendment No. 4 ("Amendment No. 4") to the above referenced Registration Statement (the "Registration Statement"), as filed with the Securities and Exchange Commission (the "Commission") on the date hereof. Amendment No. 4 is being filed via EDGAR concurrently herewith, and enclosed are three marked copies marked to show cumulative changes from Amendment No. 3 to the Registration Statement in response to the comments (the "Comments") of the staff of the Commission (the "Staff") set forth in the Staff's letter of June 27, 2006 (the "Comment Letter"). Amendment No. 4 also reflects other changes that are intended to update, clarify and render more complete the information contained therein.

         Set forth below in this letter are the Partnership's responses to the Comments. For the convenience of the Staff, we have restated in this letter each of the Comments applicable to the Registration Statement and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 4.

Mr. H. Christopher Owings
Securities and Exchange Commission
July 12, 2006
Page 2




Sale of Electric Power, page 5
------------------------------

1. We note your response to comment 5 in your letter dated June 12, 2006. Since it appears that you had not paid separate consideration for the assignment of the power agreement that terminated on December 31, 2005, please disclose the business reasons for agreeing now to pay Enron Wind Systems, LLC 45% of your net operating proceeds from February 15, 2006 to the last day you deliver power under the reservation of rights agreement. Also, please disclose whether this premium is typical of your industry and whether you would have to pay this percentage if you negotiated an arms-length transaction with an unaffiliated third party. If this premium is atypical of your industry and the terms of the transaction would be different in an arms-length transaction with an unaffiliated third party, please disclose the percentage of your proceeds you would pay for the assignment of the power agreement.

Response: The disclosure under the subheading "Sale of Electric Power" on page 5 has been revised in response to this Comment.

Item 6.  Executive Compensation, page 19
----------------------------------------

2. We note your response to comment 11 in your letter dated June 12, 2006. The fact pattern in Section J.47 of our Manual of Publicly Available Telephone Interpretations, which addresses when a subsidiary does not need to provide its executive compensation that would otherwise be required under Item 402 of Regulation S-K, contemplates that both the parent and the subsidiary are Exchange Act reporting companies. It is unclear whether your parent currently reports information about the compensation of Jesse E. Neyman and Johnna D. Kokenge. If your parent is a current reporting company, please disclose its name and the filing where your readers can find the relevant compensation disclosure. If your parent is not a current reporting company, it appears that you should provide the information required by Item 402 of Regulation S-K for Jesse E. Neyman and Johnna D. Kokenge in this document.

Response:   The disclosure under the heading "Item 6. Executive Compensation" on page 19 has been revised in response to this Comment.


                                     ******

Mr. H. Christopher Owings
Securities and Exchange Commission
July 12, 2006
Page 3



If you have any questions regarding the foregoing or Amendment No. 4, please contact Nancy Rubin at (202) 371-7222.

                                                Very truly yours,


                                                /s/ Nancy Rubin
                                                --------------------
                                                Nancy Rubin

Attachments
cc:  Jesse E. Neyman